Morgan Stanley Finance LLC	Free Writing Prospectus to Preliminary Terms No. 1,890 Registration Statement Nos. 333-221595; 333-221595-01 Dated April 30, 2019 Filed pursuant to Rule 433

Structured Investments

Dual Directional Trigger Jump Securities Based on the Value of the Worst Performing of the S&P 500® Index and the Russell 2000® Index due May 31, 2024

This document provides a summary of the terms of the Trigger Jump Securities offered by Morgan Stanley Finance LLC. Investors should review carefully the accompanying preliminary terms, product supplement, index supplement and prospectus prior to making an investment decision.

SUMMARY TERMS
Issuer:	Morgan Stanley Finance LLC (“MSFL”)
Guarantor:	Morgan Stanley
Maturity date:	May 31, 2024
Underlying indices:	S&P 500® Index (the “SPX Index”) and Russell 2000® Index (the “RTY Index”). For more information about the underlying indices, see the accompanying preliminary terms.
Valuation date:	May 28, 2024, subject to postponement for non-index business days and certain market disruption events
Payment at maturity:

If the final index value of each underlying index is greater than or equal to its respective initial index value:

$1,000 + the greater of (i) $1,000 × the index percent change of the worst performing underlying index and (ii) the upside payment

If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold value:

$1,000 + ($1,000 × absolute index return of the worst performing underlying index)

If the final index value of either underlying index is less than its respective downside threshold value, meaning the value of either underlying index has declined by more than 30% from its respective initial index value to its respective final index value:

$1,000 × index performance factor of the worst performing underlying index

Under these circumstances, the payment at maturity will be significantly less than the stated principal amount of $1,000, and will represent a loss of more than 30%, and possibly all, of your investment.

Upside payment:	At least $320 per security (32% of the stated principal amount). The actual upside payment will be set on the pricing date.
Index percent change:	With respect to each underlying index, (final index value – initial index value) / initial index value
Absolute index return:	The absolute value of the index percent change. For example, a -5% index percent change will result in a +5% absolute index return.
Worst performing underlying index:	The underlying index with the lesser index performance factor
Index performance factor	With respect to each underlying index, final index value / initial index value
Initial index value:	With respect to the SPX Index, the index closing value of such index on the pricing date With respect to the RTY Index, the index closing value of such index on the pricing date
Final index value:	With respect to each underlying index, the index closing value of such index on the valuation date
Downside threshold value:	With respect to the SPX Index, 70% of the initial index value of such index With respect to the RTY Index, 70% of the initial index value of such index
Stated principal amount:	$1,000 per security
Pricing date:	May 28, 2019
Original issue date:	May 31, 2019 (3 business days after the pricing date)
CUSIP / ISIN:	61768D7M1 / US61768D7M18
Listing:	The securities will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. LLC, an affiliate of MSFL and a wholly owned subsidiary of Morgan Stanley. See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms. The agent commissions will be as set forth in the final pricing supplement.
Estimated value on the pricing date:	Approximately $932.70 per security, or within $30.00 of that estimate. See “Investment Summary” in the accompanying preliminary terms.

Overview

The Dual Directional Trigger Jump Securities, which we refer to as the securities, are unsecured obligations of MSFL and are fully and unconditionally guaranteed by Morgan Stanley. The securities will pay no interest, do not guarantee any return of principal at maturity and have the terms described in the accompanying preliminary terms, product supplement for Jump Securities, index supplement and prospectus. If the final index value of each underlying index is greater than or equal to its respective initial index value, you will receive for each security that you hold at maturity a minimum of at least $320 (to be determined on the pricing date) per security in addition to the stated principal amount.  If the worst performing underlying index appreciates by more than at least 32% (to be determined on the pricing date) over the term of the securities, you will receive for each security that you hold at maturity the stated principal amount plus an amount based on the percentage increase of such worst performing underlying index. If the final index value of either underlying index is less than its respective initial index value but the final index value of each underlying index is greater than or equal to its respective downside threshold value, investors will receive the stated principal amount of their investment plus an unleveraged positive return based on the absolute value of the performance of the worst performing underlying index, which will be effectively limited to a 30% return. However, if the final index value of either underlying index is less than its respective downside threshold value, the payment at maturity will be significantly less than the stated principal amount of the securities by an amount that is proportionate to the percentage decrease in the final index value of the worst performing underlying from its initial index value. Under these circumstances, the payment at maturity will be less than $700 per security and could be zero. Accordingly, you could lose your entire initial investment in the securities. Because the payment at maturity on the securities is based on the worst performing of the underlying indices, a decline in either final index value below 70% of its respective initial index value will result in a significant loss on your investment, even if the other underlying index has appreciated or has not declined as much. These long-dated securities are for investors who seek an equity index-based return and who are willing to risk their principal, risk exposure to the worst performing of two underlying indices and forgo current income in exchange for the upside payment and absolute return features that in each case apply to a limited range of performance of the worst performing underlying index. The securities are notes issued as part of MSFL’s Series A Global Medium-Term Notes Program.

The securities differ from the Jump Securities described in the accompanying product supplement for Jump Securities in that the securities offer the potential for a positive return at maturity if the worst performing underlying index depreciates by no more than 30%. The securities are not the Buffered Jump Securities described in the accompanying product supplement for Jump Securities. Unlike the Buffered Jump Securities, the securities do not provide any protection if the worst performing underlying index depreciates by more than 30%.

All payments are subject to our credit risk. If we default on our obligations, you could lose some or all of your investment. These securities are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Investing in the securities involves risks. See “Selected Risks” on the following page and “Risk Factors” in the accompanying preliminary terms.

You should read this document together with the accompanying preliminary terms, product supplement, index supplement and prospectus describing the offering before you decide to invest. You may access the preliminary terms through the below link:

https://www.sec.gov/Archives/edgar/data/895421/000095010319005453/dp105756_fwp-ps1890.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary terms. Please review those risk factors carefully prior to making an investment decision.

•	The securities do not pay interest or guarantee the return of any principal.

•	You are exposed to the price risk of both underlying indices.

•	Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risk of sustaining a significant loss on your investment than if the securities were linked to just one underlying index.

•	The amount payable on the securities is not linked to the values of the underlying indices at any time other than the valuation date.

•	The securities will not be listed on any securities exchange and secondary trading may be limited.

•	The market price of the securities may be influenced by many unpredictable factors.

•	The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

•	As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

•	The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the original issue price reduce the economic terms of the securities, cause the estimated value of the securities to be less than the original issue price and will adversely affect secondary market prices.

•	The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

•	The securities are linked to the Russell 2000® Index and are subject to risks associated with small-capitalization companies.

•	Investing in the securities is not equivalent to investing in the underlying indices.

•	Adjustments to the underlying indices could adversely affect the value of the securities.

•	The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

•	Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

•	The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary terms under the caption “Additional Information About the Securities– Tax considerations” concerning the U.S. federal income tax consequences of an investment in the securities. However, you should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the securities, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Hypothetical Examples

The following hypothetical examples illustrate how to calculate the payment at maturity on the securities. The following examples are for illustrative purposes only. The payment at maturity on the securities is subject to our credit risk. The below examples are based on the following terms. The actual initial index values and downside threshold values will be determined on the pricing date.

Stated principal amount:	$1,000 per security
Hypothetical initial index value:	With respect to the SPX Index: 2,200 With respect to the RTY Index: 1,400
Hypothetical downside threshold value:	With respect to the SPX Index: 1,540, which is 70% of its hypothetical initial index value With respect to the RTY Index: 980, which is 70% of its hypothetical initial index value
Hypothetical upside payment:	At least $320 per security (32% of the stated principal amount). The actual upside payment will be set on the pricing date.
Interest:	None

EXAMPLE 1: Both underlying indices appreciate substantially, and investors therefore receive the stated principal amount plus a return reflecting the index percent change of the worst performing underlying index.

Final index value	SPX Index: 3,190
RTY Index: 2,100
Index percent change		SPX Index: (3,190 – 2,200) / 2,200 = 45% RTY Index: (2,100 – 1,400) / 1,400 = 50%
Index performance factor		SPX Index: 3,190 / 2,200 = 145% RTY Index: 2,100 / 1,400 = 150%
Payment at maturity	=	$1,000 + ($1,000 x the index percent change of the worst performing underlying index)
	=	$1,000 + $450
	=	$1,450

In example 1, the final index value for the SPX Index has increased from its initial index value by 45%, and the final index value for the RTY Index has increased from its initial index value by 50%. Because the final index value of each underlying index is at or above its respective initial index value, and the index percent change of the worst performing underlying index is greater than the minimum positive return of 32%, investors receive at maturity the stated principal amount plus 1-to-1 participation in the performance of the worst performing underlying index.  Investors receive $1,450 per security at maturity.

EXAMPLE 2: The final index values of both underlying indices are at or above their respective initial index values but the worst performing underling index has not appreciated by more than 32%, and investors therefore receive the stated principal amount plus the upside payment.

Final index value	SPX Index: 2,860
RTY Index: 1,680
Index percent change		SPX Index: (2,860 – 2,200) / 2,200 = 30% RTY Index: (1,680 – 1,400) / 1,400 = 20%
Index performance factor		SPX Index: 2,860 / 2,200 = 130% RTY Index: 1,680 / 1,400 = 120%
Payment at maturity	=	$1,000 + upside payment
	=	$1,000 + $320
	=	$1,320

In example 2, the final index value for the SPX Index has increased from its initial index value by 30%, and the final index value for the RTY Index has increased from its initial index value by 20%. Because the final index value of each underlying index is at or above its respective initial index value, investors receive at maturity the stated principal amount plus the upside payment of $320. Investors receive $1,320 per security at maturity.

EXAMPLE 3: The final index value of one underlying index is greater than its respective initial index value while the final index value of the other underlying index is less than its respective initial index value but greater than its respective downside threshold value.

Final index value	SPX Index: 3,080
RTY Index: 1,190
Index percent change		SPX Index: (3,080 – 2,200) / 2,200 = 40% RTY Index: (1,190 – 1,400) / 1,400 = -15%
Index performance factor		SPX Index: 3,080 / 2,200 = 140% RTY Index: 1,190 / 1,400 = 85%
Payment at maturity	=	$1,000 + ($1,000 × absolute index return of the worst performing underlying index)
	=	$1,000 + ($1,000 × 15%)
	=	$1,150

In example 3, the final index value of the SPX Index is greater than its respective initial index value, while the final index value of the RTY Index is less than its respective initial index value but greater than its respective downside threshold value. While the SPX Index has appreciated by 40%, the RTY index has declined by 15%. Therefore, investors receive at maturity the stated principal amount plus a return reflecting the absolute value of the performance of the worst performing underlying index, which is the RTY Index in this example. Investors receive $1,150 per security at maturity. In this example, investors receive a positive return even though one of the underlying indices declined in value by 15%, due to the absolute return feature of the securities and because neither underlying index declined beyond its respective downside threshold value.

EXAMPLE 4: The final index value of one of the underlying indices is less than its respective downside threshold value. Investors are therefore exposed to the full decline in the worst performing underlying index from its initial index value.

Final index value	SPX Index: 2,640
RTY Index: 630
Index percent change		SPX Index: (2,640 – 2,200) / 2,200 = 20% RTY Index: (630 – 1,400) / 1,400 = -55%
Index performance factor		SPX Index: 2,640 / 2,200 = 120% RTY Index: 630 / 1,400 = 45%
Payment at maturity	=	$1,000 × index performance factor of the worst performing underlying index
	=	$1,000 × 45%
	=	$450

In example 4, the final index value for the SPX Index has increased from its initial index value by 20%, and the final index value for the RTY Index has decreased from its initial index value by 55%. Because one of the underlying indices has declined below its respective downside threshold value, investors do not receive the upside payment and instead are exposed to the full negative performance of the RTY Index, which is the worst performing underlying index in this example. Under these circumstances, investors lose 1% of the stated principal amount for every 1% decline in the value of the worst performing underlying index from its initial index value. In this example, investors receive a payment at maturity equal to $450 per security, resulting in a loss of 55%.

EXAMPLE 5: The final index value of each underlying index is less than its respective initial index value but is greater than its respective downside threshold value.

Final index value	SPX Index: 1,870
RTY Index: 1,176
Index percent change		SPX Index: (1,870 – 2,200) / 2,200 = -15% RTY Index: (1,176 – 1,400) / 1,400 = -16%
Index performance factor		SPX Index: 1,870 / 2,200 = 85% RTY Index: 1,176 / 1,400 = 84%
Payment at maturity	=	$1,000 + ($1,000 × absolute index return of the worst performing underlying index)
	=	$1,000 + ($1,000 × 16%)
	=	$1,160

In example 5, the final index value of each underlying index is less than its respective initial index value but is greater than its respective downside threshold value. The SPX index has declined by 15% while the RTY Index has declined by 16%. Therefore, investors receive at maturity the stated principal amount plus a return reflecting the absolute value of the performance of the worst performing underlying index, which is the RTY Index in this example. Investors receive $1,160 per security at maturity.

EXAMPLE 6: The final index values of both underlying indices are less than their respective downside threshold values. Investors are therefore exposed to the full decline in the worst performing underlying index from its initial index value.

Final index value	SPX Index: 440
RTY Index: 560
Index percent change	SPX Index: (440 – 2,200) / 2,200 = -80% RTY Index: (560 – 1,400) / 1,400 = -60%
Index performance factor	SPX Index: 440 / 2,200 = 20% RTY Index: 560 / 1,400 = 40%
Payment at maturity	=	$1,000 × index performance factor of the worst performing underlying index
	=	$1,000 × 20%
	=	$200

In example 6, the final index value for the SPX Index has decreased from its initial index value by 80%, and the final index value for the RTY Index has decreased from its initial index value by 60%. Because one or more underlying indices have declined below their respective downside threshold values, investors do not receive the upside payment and instead are exposed to the full negative performance of the SPX Index, which is the worst performing underlying index in this example. Under these circumstances, investors lose 1% of the stated principal amount for every 1% decline in the value of the worst performing underlying index from its initial index value. In this example, investors receive a payment at maturity equal to $200 per security, resulting in a loss of 80%.

If the final index value of either of the underlying indices is less than its respective downside threshold value, you will receive an amount in cash that is significantly less than the $1,000 stated principal amount of each security by an amount proportionate to the full decline in the level of the worst performing underlying index from its initial index value over the term of the securities, and you will lose a significant portion or all of your investment.

S&P 500® Index Historical Performance

The following graph sets forth the daily index closing values of the S&P 500® Index for each quarter in the period from January 1, 2014 through April 25, 2019. You should not take the historical values of the S&P 500® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the S&P 500® Index on the valuation date.

S&P 500® Index Daily Index Closing Values January 1, 2014 to April 25, 2019

Russell 2000® Index Historical Performance

The following graph sets forth the daily index closing values of the Russell 2000® Index for each quarter in the period from January 1, 2014 through April 25, 2019. You should not take the historical values of the Russell 2000® Index as an indication of its future performance, and no assurance can be given as to the index closing value of the Russell 2000® Index on the valuation date.

Russell 2000® Index Daily Index Closing Values January 1, 2014 to April 25, 2019